Quarterly Financial Statements for September 30, 2003

November 28, 2003	SVU:TSX-V

Highlights of the Third Quarter Report

•	Acquisition Of Controlling Interest In An Operating Fertilizer Plant

Spur has entered into a joint venture with the owners of an operating fertilizer production facility to form Yichang Spur Chemical Ltd. (YSC). By financing additional investment in YSC, Spur may acquire a 65% controlling interest in an existing three year old plant located in Yichang, Hubei Province, China. The creation of the joint venture is subject to Chinese government approval.

•	Initial Investment Will Be Used To Construct Captive Phosphoric Acid Production Facility

Construction of a 60,000 tonne per year phosphoric acid plant will begin as soon as government approval is received and is intended to ensure that YSC will have consistent phosphoric acid supply for the existing facility as well as the expansion plans.

•	Plant Capacity May Be Expanded To 300,000 Tonnes Per Year In The Near Term

YSC has agreed in principle to expand the plant from 100,000 to 300,000 tonnes per annum at an estimated approximate cost of US$8.5 million, and has commissioned an engineering company to prepare a capital cost estimate that is expected by year-end. With the current price of NPK fertilizer at the RMB equivalent of US$160 per tonne, 300,000 tonnes of production per year could provide annual revenue of US$48 million. The expansion is subject to financing, which is expected to be by a combination of equity and debt. Long-term plans provide for the increase in production to 1,000,000 tonnes per year if marketing and engineering studies demonstrate the viability of the increase in production and financing is obtained.

•	Existing Phosphate Deposit will Supply New Facility

YSC owns one of the largest undeveloped high grade phosphate deposits in Yichang, China which represents the future long term supply of phosphate rock for the YSC facility.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

•	Capital Costs Reduced by Staging Production Increases

As compared with Spur’s original concept of construction of a new facility, the participation in the YSC Joint Venture provides Spur with a majority interest in a fertilizer production plant at reduced cost and risk.

•	Outstanding Warrants Expire on December 31, 2003

A private placement of 5,000,000 units closed on May 13, 2003. Each unit consisted of one share and one warrant exercisable at $0.60 per share, of which approximately half were exercised subsequent to the period and half remain outstanding. The Company is advising the remaining warrant holders that, because the shares of Spur closed above $1.20 for twenty consecutive trading days, the warrants will expire on December 31, 2003. If the remaining warrants are exercised, the company will receive approximately $1.5 million.

•	Long Term Outlook Enhanced by Recent Policy and Legal Reforms

China has recently introduced a series of reforms involving rural land rights, creating the potential for broad based economic growth in rural productivity and consumption for 800 million rural Chinese people. A Credit Lyonnais Asia Pacific Markets report dated September, 2003 forecasts that this will result in 210 million farm households earning ownership rights to 130 million hectares of arable land estimated to be worth approximately US$500 billion. This is expected to fuel substantial additional growth in fertilizer demand as these new landowners embrace enterprise based agricultural production.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedule B
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Spur Ventures Inc.	September 30, 2003	03/11/28

ISSUER'S ADDRESS	2684 - 1055 Dunsmuir Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver	B.C.	V7X 1L3	604-609-9836	604-689-5564
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Jeffery Giesbrecht	Secretary			604-689-5564
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
info@spur-ventures.com	www.spur-ventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"David Cohen "	David Cohen	03/11/28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Robert G. Atkinson"	Robert G. Atkinson	03/11/28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

SPUR VENTURES INC.
CONSOLIDATED BALANCE SHEETS
As At September 30, 2003 AND DECEMBER 31, 2002

	September 30,	December 31,
In Canadian dollars as at	2003	2002
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$258,565	$5,899
Short term investments	1,930,000	-
Accounts receivable and prepaid expenses	61,945	20,461
Marketable securities	98,500	95,000
Amount due from joint venture partner	200,000	200,000
	2,549,010	321,360

Mineral properties	2,635,196	2,562,753

	$5,184,206	$2,884,113

LIABILITIES
Current
Bank overdraft	$-	$19,990
Accounts payable and accrued liabilities	46,078	55,206
	46,078	75,196

SHAREHOLDERS' EQUITY
Capital stock
Authorized -
100,000,000 Common shares without par value
100,000,000 Preferred shares without par value
Issued -
23,319,328 Common shares (2002: 17,949,328)	8,890,155	6,231,555
Deficit	(3,752,027)	(3,422,638)
	5,138,128	2,808,917

	$5,184,206	$2,884,113

APPROVED BY THE DIRECTORS

"David Cohen"	"Robert G. Atkinson"

Director	Director

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
In Canadian dollars	2003	2002	2003	2002

Expenses
Consulting fees	$92,000	$35,045	$162,727	$92,084
Management fees	-	12,500	27,833	37,500
Office and miscellaneous	19,773	3,606	45,302	16,702
Printing and mailing	1,047	1,000	5,201	(8,933)
Professional fees	24,614	11,767	53,834	38,853
Rent	7,891	7,880	21,220	23,927
Transfer agent and filing fees	8,599	2,364	36,288	6,136
Travel, advertising and promotion	8,983	725	14,796	6,285
Write down of marketable securities	1,500	-	6,000	-

	164,407	74,887	373,201	212,554

Other income
Gain on disposal of marketable securities	10,340	23,435	10,340	28,365
Interest income	13,230	903	25,555	2,347
Dividend income	3,167	7,400	7,917	37,750
	26,737	31,738	43,812	68,462

Loss for the period	(137,670)	(43,149)	(329,389)	(144,092)

Deficit, Beginning of period	(3,614,357)	(3,277,709)	(3,422,638)	(3,176,766)

Deficit, End of period	$(3,752,027)	$(3,320,858)	$(3,752,027)	$(3,320,858)

Basic and diluted loss per common share	$(0.01)	$(0.00)	$(0.02)	$(0.01)

Weighted average number of common shares
outstanding	23,221,502	17,949,328	20,543,174	17,949,328

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(Unaudited)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
In Canadian dollars	2003	2002	2003	2002

Cash flows from operating activities
Dividend received	$3,167	$7,400	$7,917	$37,750
Interest received	-	557	-	1,821
Interest paid	(619)	(106)	(1,367)	(473)
Cash paid to suppliers and employees	(170,339)	(53,123)	(391,591)	(262,741)
	(167,791)	(45,272)	(385,041)	(223,643)

Cash flows from investing activities
Feasibility study, project development	(15,697)	(130,574)	(72,443)	(284,945)
Purchase of marketable securities	(100,000)	-	(100,000)	-
Purchase of short term investment	1,930,000	(134,250)	-	(134,250)
	1,814,303	(264,824)	(172,443)	(419,195)

Cash flows from financing activities
Share subscriptions received	293,000	-	2,659,300	-
Proceeds from disposal of marketable securities	100,840	408,635	100,840	655,565
	393,840	408,635	2,760,140	655,565

Increase in cash and short term investment	2,040,352	98,539	2,202,656	12,727

Cash and short term investment (Overdraft),
beginning of period	148,213	285,946	(14,091)	371,758

Cash and short term investment, end of period	$2,188,565	$384,485	$2,188,565	$384,485

Cash and short term investment consist of :
Cash and cash equivalents	$258,565	$384,485	$258,565	$385,485
Short term investment	1,930,000	-	1,930,000	-
	$2,188,565	$384,485	$2,188,565	$385,485

SPUR VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)

1.

Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). However, they do not include all the information and disclosures required by the Canadian GAAP for financial statements. They have been prepared on the same accounting policies and methods of applications as the latest annual consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. The information contained in the interim financial statements should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

The unaudited consolidated financial statements include Spur Ventures Inc. (“the Company”), and its wholly owned subsidiary company, Spur Chemicals (BVI) Inc. All significant inter-company transactions and accounts have been eliminated.

2.	Mineral Properties

	September 30,	December 31,
	2003	2002
Mineral property expenditure
Yichang phosphate – feasibility study	$2,635,196	$2,562,753

	$2,635,196	$2,562,753

SPUR VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)

3.

Related Party Transactions

During the nine-month period ended September 30, 2003, the Company paid consulting fees of $117,727 to companies controlled by or related to three directors, management fee of $27,833 to a company controlled by a director and legal fee of $24,927 to a law firm of which a director is a partner.

4.

Segmented Information

Management considers the development of phosphate resources and a fertilizer production facility in China to be the company’s principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

	September 30, 2003

	Canada	China	Consolidated

Current assets	$2,549,010	$-	$2,549,010
Mineral properties	-	2,635,196	2,635,196

Total assets	$2,549,010	$2,635,196	$5,184,206

	December 31, 2002

	Canada	China	Consolidated

Current assets	$321,360	$-	$321,360
Mineral properties	-	2,562,753	2,562,753

Total assets	$321,360	$2,562,753	$2,884,113

SPUR VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited)

5.

Subsequent Events

In November 2003, the Company has entered into a joint venture agreement, with a Chinese partner to form a joint venture company, Yichang Spur Chemicals Ltd. (“YSC”), according to the Enterprise Laws in China. The agreement is subject to the final government approvals. The Company can acquire a 65% interest in an existing fertilizer facility in Yichang, Huibei Province, China through making an initial investment of US$1.25 million immediately and another US$1.25 million in February 2004 to upgrade the facility. The Company has also agreed to pay interest on existing debt of one of the YSC partners in the approximate amount of US$125,000 annually for five years.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedule B
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Spur Ventures Inc.	September 30, 2003	03/11/28

ISSUER'S ADDRESS	2684 - 1055 Dunsmuir Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver	B.C.	V7X 1L3	604-609-9836	604-689-5564
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Jeffery Giesbrecht	Secretary			604-689-5564
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
info@spur-ventures.com	www.spur-ventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"David Cohen "	David Cohen	03/11/28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Robert G. Atkinson"	Robert G. Atkinson	03/11/28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	Analysis of Expenses and Deferred Costs, Year to Date

(A)	Expenses: General administrative expenses are broken down in the consolidated statement in Schedule A.

(B)	Mineral Properties:

	September 30, 2003	December 31, 2002
Mineral property expenditure
Yichang phosphate - feasibility study	$2,635,196	$2,562,753
	$2,635,196	$2,562,753

2.

Related party transactions

During the six-month period ended September 30, 2003, the Company paid $117,727 as consulting fee and $27,833 as management fee to companies controlled by or related to the directors of the Company. The Company also paid $24,927 to a legal firm that has a partner acting as a director of the Company.

3.	For the quarter under review:

(A)

Shares issued during the quarter: 300,000

On July 30, 2003, the Company closed a private placement of 300,000 units of the Company at a price of $1.00 per unit, each unit consisting of one common share and one non-transferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $1.10 per share until July 31, 2005.

4.	As at the end of the quarter:

(A)	Shares authorized 100,000,000 common shares without par value 100,000,000 preferred shares without par value, issuable in series and with special rights and restrictions to be determined on issuance

(B)	Shares issued

	Number of Common	Amount
	Shares
December 31, 2002	17,949,328	$6,231,555
September 30, 2003	23,319,328	$8,890,155

(C)	Stock Options The following table summarizes the options outstanding and exercisable as at September 30, 2003:

Number of Options	Exercise Price ($/share)	Expiry Date
250,000	0.90	October 18, 2005
700,000	0.90	June 18, 2006
50,000	0.90	November 19, 2006
2,450,000	0.60	May 6, 2008
635,000	1.20	June 25, 2008
4,085,000

(D)	Warrants The following table summarizes the warrants outstanding and exercisable as at September 30, 2003:

Number of Warrants	Exercise Price ($/share)	Expiry Date
5,000,000	0.60	May 13, 2005(1)
300,000	$1.10	July 31, 2005
5,300,000

(1)	The Company may require that these warrants be exercised twenty days after the twentieth consecutive day that the Company’s common shares close above $1.20 on the TSX Venture Exchange.

5.	List of Directors as at September 30, 2003 Robert G. Atkinson, David Black, David Cohen, Steven Dean, Gordon Ewart, Ruston Goepel, Y.B. Ian He, George H. Plewes.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business

Spur Ventures Inc. is a natural resource development company based in Vancouver, Canada. It focuses on the development of Yichang Integrated Phosphate Mining and Fertilizer Project (the “Yichang Project”) in Yichang City, China. The project is intended to integrate phosphate rock mining and fertilizer manufacturing to produce high-analysis phosphate fertilizers and animal feed additive for China's domestic market. The integrated project includes a phosphate mine and a chemical complex on the Yangtze River designed to produce 1.06-million t/y compound fertilizer (NPK) and diammonium phosphate (DAP). The phosphate deposits dedicated to the project have a total phosphate resource of over 470 million tonnes. A positive independent feasibility study and subsequent update estimate the project internal rate of return in excess of 40%. The feasibility study and environmental assessment study on the project were completed and approved by the Chinese government agencies in 2001 and 2002. Mining permit application is proceeding, and preliminary approval has been obtained from Ministry of Land and Resources in early 2003.

The Yichang Project will be built in phases. In Phase one, a stand-alone fertilizer plant and river jetty will be built. The fertilizer plant is designed to produce 1.06 million t/y of NPK fertilizer (grade 15:15:15). The construction of Phase one will require 18 months to complete at a total cost of US$108.66 million, including a total investment of US$17.8 million made to date by the project owners. Once Phase one of the Yichang Project is commissioned, construction of the mine and phosphoric acid facilities will be started and integrated into the Phase one of the Yichang Project.

Subsequent to the period the Company entered into an agreement to purchase an interest in an existing fertilizer production facility (see “Subsequent Events”).

2. Discussion of Operations and Financial Conditions

Total general and administrative costs for the nine months ended September 30, 2003 were $373,201. The total fees paid to the engineering firms and expenditures related to activities for Yichang Project development in the quarter were $15,697. There have been no other material expenditures and no investor relations activity during this quarter. On July 30, 2003, the Company closed a private placement of 300,000 units of the Company at a price of $1.00 per unit, each unit consisting of one common share and one non-transferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $1.10 per share until July 31, 2005.

The Company and its Chinese joint venture partner, Yichang Phosphorus Chemicals Co. signed their formal joint venture contract in May 2003. This contract will serve as a legal document for setting up a joint venture company, Maple Leaf Chemicals Co. The joint venture contract has obtained approval from Hubei Provincial Government and now is awaiting approval from the Chinese Ministry of Commerce.

Following the memoranda of understanding signed in December 2002 between Spur and four major Chinese banks on the Yichang Project financing, Spur and its Chinese joint venture partner started the process of applying project construct loans from these Chinese banks in the name of Maple Leaf Chemicals Co.

In the first half of 2003, phosphate rock mines in the two largest phosphate rock producing provinces in China, Yunnan and Guizhou, started to curtail phosphate rock export. As a result, commodity phosphate rock prices in China increased significantly. In some areas, the run-of-mine phosphate rock prices have increased by 50%, creating a scarcity on the market. This is the result of a combination of the government removal of incentive tax policy on phosphate rock export, the industry consolidation and integration into fewer players, the depletion of some high quality rock resources, and the implementation of new mining law and regulations. The trend is not expected to reverse as the factors contributing this price uptrend cannot be reversed. This trend will eventually result in the firm-up of phosphate fertilizer prices in China, as some of the non-integrated phosphate fertilizer producers in China may eventually close their doors due to high phosphate rock prices. This can be a favorable development for Spur’s Yichang Integrated Phosphate Mining and Fertilizer Project. With its own mining operation, the phosphate rock cost for the project shall remain unchanged.

China has recently introduced a series of policy and legal reforms in recent months involving rural land rights, creating the potential for broad based, grass roots economic growth in rural productivity and consumption for 800 million rural Chinese people. A Credit Lyonnais Asia Pacific Markets report dated September, 2003 forecasts that this will result in 210 million farm households earning ownership rights to 130 million hectares of arable land estimated to be worth approximately US$500 billion. This is expected to fuel substantial additional growth in fertilizer demand as these new landowners embrace enterprise based agricultural production.

3. Subsequent Events

Subsequent to the period, the Company entered into a joint venture to form Yichang Spur Chemicals (“YSC”), with Yichang Phosphorous Chemical Industry Group(“YPCC”), a Chinese state owned enterprise and Yuanfeng, a privately owned company. By agreeing to finance additional investment in YSC, the Company will acquire a 65% controlling interest in an existing fertilizer facility in Yichang, Hubei Province, China. The establishment of YSC is subject to final government approvals.

This acquisition will allow the Company to fast track the development of its principal business objective of establishing a 1 million tonne per year of S-NPK production facility in the central agricultural area of China with substantially reduced capital cost and risk as compared to its original plan to build a greenfields facility.

The YSC plant was commissioned in 2000 and currently has the capacity to produce 100,000 tonnes per year of sulphate based NPK fertilizer (S-NPK). To earn its interest, the Company will contribute an initial payment of US$1.25 million in RMB equivalent immediately and a second payment of US$1.25 million in RMB in February 2004 to be financed from the Company’s current cash resources. These funds will be exclusively applied to the construction of a captive phosphoric acid production facility. YSC has further agreed to expand the plant capacity to achieve the production of 300,000 tonnes per year of S-NPK at an expected capital cost of approximately US$8.5 million. The Company anticipates that this expansion will be partly financed with Chinese bank debt and additional pro-rata equity contributions from YSC shareholders. The Company has the right to increase its participation in YSC by funding YPCC or Yuanfeng’s share of this additional equity contribution should either elect not to contribute. Spur has also agreed to make interest payments in the approximate amount of the RMB equivalent of US$125,000 on behalf of Yuanfeng for up to five years to assist Yuanfeng in servicing its financing obligations.

Spur has completed its financial, operational and legal due diligence on the YSC facility with the assistance of qualified external consultants. The plant currently operates below capacity due to supply issues with one of the key raw materials, phosphoric acid. The joint venture will immediately commence the design and construction of the acid plant intended to process phosphate rock from the Yichang Phosphate deposit, owned jointly by YPCC and Spur. As previously disclosed, the Yichang deposit is one of the largest un-developed high grade phosphate deposits in China, and represents a future long term supply source of phosphate rock for the YSC facility.

Independent engineering studies have estimated the construction of the acid plant will cost US$2.5 million and will be completed in 9 months. These studies have also estimated the cost to expand S-NPK production by an additional 200,000 tonnes per year at US$8.5 million, with an estimated construction period of 15 months.

The current selling price for YSC’s S-NPK fertilizer product is the RMB equivalent of US$160 per tonne. At that price management expects that gross revenues from Yichang Spur Chemicals will average the equivalent of US$16 million in Chinese RMB at the 100,000 tonne per annum production rate, and will grow to an annualized base of the equivalent of at least US$48 million in 2005 with the expanded capacity of 300,000 tonnes per annum.

Spur’s original development plan included the construction of a greenfields integrated chemical facility and associated infrastructure, with a dedicated river jetty (for raw material receipt and product shipping) and a concentrate pipeline from the mine. The existing YSC location and infrastructure includes a rail spur and river jetty, and will therefore allow a significant reduction in project capital cost. The integrated development of the YSC plant with the phosphate deposit will be undertaken so as to maximize the overall economic return.

On May 13, 2003 the Company issued 5,000,000 warrants exercisable into common shares of the Company at a price of $0.60. Approximately ½ of these warrants were exercised subsequent to the period, and the Company is giving the warrant holders notice that the remaining ½ expire if not exercised prior to December 31, 2003.

4. Financings, Principal Purposes and Milestones

On July 31, 2003, Spur closed a private placement of 300,000 units of the Company at a price of $1.00 per unit, each unit consisting of one common share and one non-transferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $1.10 per share until July 31, 2005.

5. Liquidity and Solvency

As at September 30, 2003, Spur had working capital of $2,503,932. The Company has no internal source of funding. The cash it has on hand should be sufficient to fund the Company in its current fiscal year’s business activities in project basic engineering and project financing. The future of the Company depends on its ability to fund the Yichang Project, general market conditions and many other factors.